Exhibit 99.2

Almacenes Éxito S.A.

Interim separate financial statements

As of June 30, 2024, and December 31, 2023, and for the periods of six and three months ended June 30, 2024, and 2023

Almacenes Éxito S.A.

Interim separate statement of financial position

At June 30, 2024 and at December 31, 2023

(Amounts expressed in millions of Colombian pesos)

	Notes	At June 30, 2024	At December 31, 2023
Current assets
Cash and cash equivalents	6	821,809	980,624
Trade receivables and other receivables	7	371,449	436,942
Prepayments	8	5,336	20,505
Receivables from related parties	9	91,512	82,266
Inventories, net	10	2,231,888	1,993,987
Financial assets	11	13,125	2,378
Tax assets	23	601,402	496,180
Assets held for sale	39	2,645	2,645
Total current assets		4,139,166	4,015,527

Non-current assets
Trade receivables and other receivables	7	14,918	16,376
Prepayments	8	3,048	3,245
Other non-financial assets from related parties	9	28,260	52,770
Financial assets	11	11,096	11,148
Deferred tax assets	23	216,650	130,660
Property, plant and equipment, net	12	1,917,710	1,993,592
Investment property, net	13	64,894	65,328
Rights of use asset, net	14	1,548,599	1,556,851
Other intangible, net	15	183,235	190,346
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,684,218	4,091,366
Other assets		398	398
Total non-current assets		10,126,103	9,565,157
Total assets		14,265,269	13,580,684

Current liabilities
Loans and borrowings	19	1,567,928	578,706
Employee benefits	20	4,110	2,992
Provisions	21	14,580	16,406
Payable to related parties	9	84,057	209,607
Trade payables and other payable	22	3,594,352	4,144,324
Lease liabilities	14	293,872	290,080
Tax liabilities	23	59,852	100,449
Derivative instruments and collections on behalf of third parties	24	244,534	149,563
Other liabilities	25	133,143	200,604
Total current liabilities		5,996,428	5,692,731

Non-current liabilities
Loans and borrowings	19	185,031	236,812
Employee benefits	20	18,202	18,202
Provisions	21	11,143	11,499
Trade payables and other payable	22	20,881	37,348
Lease liabilities	14	1,478,292	1,481,062
Other liabilities	25	2,324	2,353
Total non-current liabilities		1,715,873	1,787,276
Total liabilities		7,712,301	7,480,007

Shareholders’ equity
Issued share capital	26	4,482	4,482
Reserves	26	1,491,489	1,431,125
Other equity components		5,056,997	4,665,070
Total shareholders’ equity		6,552,968	6,100,677
Total liabilities and shareholders’ equity		14,265,269	13,580,684

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of profit or loss

For the periods of three and six months ended June 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to June 30		April 1 to June 30
	Notes	2024	2023	2024	2023
Continuing operations
Revenue from contracts with customers	27	7,436,250	7,349,052	3,601,660	3,610,748
Cost of sales	10	(5,956,142)	(5,803,868)	(2,883,206)	(2,853,350)
Gross profit		1,480,108	1,545,184	718,454	757,398

Distribution, administrative and selling expenses	28	(1,481,080)	(1,421,175)	(720,435)	(698,078)
Other operating revenue	30	24,695	15,706	20,338	5,109
Other operating expenses	30	(48,732)	(34,677)	(17,347)	(30,409)
Other (losses) gains, net	30	(2,957)	(4,324)	803	(3,354)
Operating (loss) profit		(27,966)	100,714	1,813	30,666

Financial income	31	61,803	166,415	(255)	44,616
Financial cost	31	(277,546)	(368,541)	(107,844)	(163,101)
Share of income in subsidiaries and joint ventures	32	101,232	109,825	41,215	59,393
(Loss) profit before income tax from continuing operations		(142,477)	8,413	(65,071)	(28,426)
Income tax gain	23	85,879	30,521	46,336	22,242
(Loss) profit for the period		(56,598)	38,934	(18,735)	(6,184)

Earnings per share (*)
Basic earnings per share (*):
Basic (loss) gain earnings per share from continuing operations	33	(43.61)	30.00	(14.44)	(4.76)

(*) Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of other comprehensive income

For the periods of three and six months ended June 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		January 1 to June 30		April 1 to June 30
	Notes	2024	2023	2024	2023

(Loss) profit for the period		(56,598)	38,934	(18,735)	(6,184)

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Remeasurement gain on defined benefit plans		-	84	-	84
(Loss) gain from financial instruments designated at fair value	26	(399)	(139)	(126)	40
Total other comprehensive income that will not be reclassified to period results, net of taxes		(399)	(55)	(126)	124

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	26	101,618	(591,487)	58,928	(356,904)
Gain (loss) from cash flow hedge	26	2,683	(1,317)	(214)	4,129
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		104,301	(592,804)	58,713	(352,775)
Total other comprehensive income		103,902	(592,859)	58,588	(352,651)
Total comprehensive income		47,304	(553,925)	39,853	(358,835)

Earnings per share:
Basic earnings per share (*):
Basic earnings (loss) per share from continuing operations	33	36.45	(426.80)	30.71	(276.48)

(*) Amounts expressed in Colombian pesos.

(1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of changes in equity

At June 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal Reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total Reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	38,934	-	38,934
Other comprehensive income	-	-	-	-	-	-	-	-	-	(640,415)	-	-	(640,415)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	6	6
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	354,590	354,590
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	47,556	-	(10,490)	37,066
Other net (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,713)	181	(3,640)
Balance at June 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,559,761)	453,713	1,864,569	6,708,137

Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net (loss)	-	-	-	-	-	-	-	-	-	-	(56,598)	-	(56,598)
Other comprehensive income	-	-	-	-	-	-	-	-	-	137,852	-	-	137,852
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	10	10
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	486,751	486,751
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(33,950)	-	(15,782)	(49,732)
Other net increase (decrease) in shareholders’ equity	-	-	-	-	-	-	-	(105)	(105)	-	(358)	-	(463)
Balance at June 30, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,682	1,491,489	(2,200,144)	351,379	2,381,786	6,552,968

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statement of cash flows

For the periods ended June 30, 2024 and 2023

(Amounts expressed in millions of Colombian pesos)

		Periods ended June 30,
	Notes	2024	2023
Operating activities

(Loss) profit for the period		(56,598)	38,934

Adjustments to reconcile (loss) profit for the period
Current income tax	23	1,554	3,289
Deferred income tax	23	(87,433)	(33,810)
Interest, loans and lease expenses	31	176,233	161,284
(Gain) loss from changes in fair value of derivative financial instruments	31	(20,322)	38,057
Allowance for expected credit losses, net	7.1	3,045	538
Losses on inventory obsolescence and damages, net	10.1	5,626	3,437
Employee benefit provisions	20	1,119	1,127
Provisions and reversals	21	30,735	16,138
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	264,438	253,411
Amortization of intangible assets	15	13,254	12,577
Share of profit in associates and joint ventures accounted for using the equity method	32	(101,232)	(109,825)
Loss from the disposal of non-current assets		3,151	5,178
Interest income	31	(1,952)	(7,307)
Operating income before changes in working capital		231,618	383,028

Decrease in trade receivables and other accounts receivable		64,488	56,700
Decrease in prepayments		15,366	10,596
Decrease (increase) in receivables from related parties		6,024	(9,133)
(Increase) in inventories		(243,527)	(39,136)
Decrease in tax assets		28,961	31,364
Payments of provisions	21	(32,917)	(14,555)
(Decrease) in trade payables and other accounts payable		(595,350)	(870,338)
(Decrease) in accounts payable to related parties		(125,550)	(3,296)
(Decrease) in tax liabilities		(40,598)	(44,249)
(Decrease) in other liabilities		(67,490)	(29,253)
Income tax, net		(130,483)	(115,636)
Net cash flows used in operating activities		(889,458)	(643,908)

Investing activities
Advances to subsidiaries and joint ventures		45,152	(81)
Acquisition of property, plant and equipment	12.1	(72,669)	(168,636)
Acquisition of intangible assets	15	(6,524)	(14,316)
Proceeds of the sale of property, plant and equipment		1,797	50
Dividends received		44,186	78,591
Net cash flows provided by (used in) investing activities		11,942	(104,392)

Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		15	13
Proceeds paid from financial assets		52	8
Received (payments) from collections on behalf of third parties		110,756	(49,136)
Proceeds from loans and borrowings	19	1,000,000	1,000,000
Repayment of loans and borrowings	19	(87,680)	(49,763)
Payments of interest of loans and borrowings	19	(76,432)	(74,402)
Lease liabilities paid	14.2	(147,371)	(137,081)
Interest on lease liabilities paid	14.2	(75,014)	(61,641)
Dividends paid	37	(7,577)	(217,255)
Interest received	31	1,952	7,307
Net cash flows provided by financing activities		718,701	418,050
Net decrease in cash and cash equivalents		(158,815)	(330,250)

Cash and cash equivalents at the beginning of period	6	980,624	1,250,398
Cash and cash equivalents at the end of period	6	821,809	920,148

The accompanying notes are an integral part of the interim separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and is a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

Interim separate financial statements as of June 30, 2024, were authorized for issue in accordance with resolution of directors of the Company on August 12, 2024.

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2023, the immediate holding company, or controlling entity of the Company was Casino Guichard-Perrachon S.A., which owned 47.29% (directly and indirectly) of its ordinary shares and control of its board of directors. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

At June 30, 2024 and as a consequence of mentioned in Note 5, the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp., which owns 86.84% (directly and indirectly) of its ordinary shares. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr. Francisco Javier Calleja Malaina.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and disclosure and other significant accounting policies

The separate financial statements as of December 31, 2023, and the interim separate financial statements as of June 30, 2024, and for the periods ended June 30, 2024, and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009, regulated by Decree 2420 of 2015 “Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees.

The interim separate financial statements for the periods ended June 30, 2024, and 2023 are disclosure in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2023, that were disclosed in accordance with IAS 1 and do not include all the information required for a separate financial statement disclosure in accordance with that IAS. The notes of this interim separate financial statements no do no provide insignificant updates to the information that was reported in the notes to the separate financial statements as of December 31, 2023. Some notes have been included to explain events and transactions that are relevant to understanding the changes in Company’s financial situation, as well as the operating performance since December 31, 2023, and for update the information reported in the separate financial statements as of December 31, 2023.

The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Accounting policies

The accompanying interim separate financial statements at June 30, 2024 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2023, which are duly disclosed in the separate financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 3.1.

The adoption of the new standards in force as of January 1, 2024, mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the separate financial statements at December 31, 2023 and no significant effect resulted from adoption thereof.

Nota 3.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the Average Cost method.

The Average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the Average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on earnings (loss) per share and net income (loss) for the periods ended June 30, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	Periods ended June 30,
	2024		2023		December 31, 2023
	Earnings per share (expressed in Colombian pesos)	Net income	(Loss) per share (expressed in Colombian pesos)	Net (loss)	Inventories	Cost of sales	Equity method
Adjustment	2,99	3,883	(1,64)	(2,124)	11,534	(7,678)	(5,445)
Percentage	6.86%	6.86%	5.46%	5.46%	0.59%	0.26%	10.79%

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 4.1. New and amended standards and interpretations.

The Company applied amendments and new interpretations to IFRS as issued by IASB, which are effective for accounting periods beginning on January 1, 2024. The new standards adopted are as follows:

Statement	Description	Applicable periods / impact
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company reviewed non-financial covenants to disclosure its compliance.

Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction

These changes did not have any impact in the financial statements.

Statement	Description	Applicable periods / impact
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

These changes did not have any impact in the financial statements. Before the issuance of this Amendment, the Company disclosed these liabilities.

IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information.

The objective of IFRS S1 - General Requirements for the Disclosure of Sustainability–related Financial Information, is to require an entity to disclose information about all risks and opportunities related to sustainability that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as “sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s prospects.” The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.

In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S1.

IFRS S2 - Climate-related Disclosures	The objective of IFRS S2 - Climate-related Disclosures, is to require an entity to disclose information about all risks and opportunities related to climate that could reasonably be expected to affect the entity’s cash flows, its access to financing, or the cost of capital in the short, medium, or long term (collectively referred to as “climate information”). The information is expected to be useful for the primary users of general-purpose financial reports when making decisions related to providing resources to the entity.	In the financial statements at December 31, 2024, should be presented the disclosures related of this IFRS S2.

Note 4.2. New and revised standards and interpretations issued and not yet effective.

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect up to the date of the issuance of the separate financial statements:

Statement	Description	Applicable periods
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Statement	Description	Applicable periods
IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes.

Its objective is to help investors analyze the financial performance of companies by providing more transparent and comparable information to make better investment decisions.

This IFRS introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. The companies choose the subtotals they wish to include, declaring an operating result, but the way it is calculated is different from one company to another, reducing comparability. The standard introduces three defined categories of income and expenses (operating, investing, and financing) to enhance the structure of the income statement and requires all companies to present new defined subtotals.

b. Transparency of performance measures defined for the management.: most companies do not provide enough information for investors to understand how the performance measures are calculated and how is the relation with the subtotals in the income statement. The standard requires that the companies disclose explanations about specific measures concerning with the income statement, referred to as performance measures defined for the management.

c. A more useful information in the financial statements: investors’ analysis of results is hindered if the information disclosed is either overly summarized or t much detailed. The standard provides detailed guidance about order of information and its disclosure in the main financial statements or in notes.

January 1, 2027, with early adoption permitted. No material effects are expected from the application of this IFRS.

IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows for the simplification of reporting systems and processes for companies, reducing the costs of preparing the financial statements of subsidiaries while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply the IFRS for SMEs or national accounting standards for preparing their financial statements often have two sets of accounting records because the requirements of these SMEs Standards differ from IFRS.

This standard will solve these challenges in the following ways:

- Allowing subsidiaries to have a single set of accounting records to satisfice the needs of both their parent company and the users of their financial statements.

- Reducing disclosure requirements and adopting them to the needs of the users of their financial statements.

A subsidiary applies IFRS 19 if and only if:

a. The subsidiary does not disclose account to the market (generally, it is not traded and is not a financial institution); and

b. The intermediate or ultimate parent company discloses consolidated financial statements that are available tie the market and comply with IFRS.

January 1, 2027. No material effects are expected from the application of this IFRS because it is related with subsidiaries that use IFRS for SMEs or national accounting standards.

Statement	Description	Applicable periods
Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and governance characteristics and similar attributes. According to the characteristics of contractual cash flows, there is confusion about whether these assets should be measured at amortized cost or fair value.

With these modifications, IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial assets and comprehensive income with contingent characteristics, such as aspects related to environmental, social, and governance issues.

Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems. The modifications clarify the date on which a financial asset or liability is derecognized.

IASB also developed an accounting policy that allows derecognize a financial liability before delivering cash on the settlement date if the following criteria are met: (a) the entity does not have the ability to withdraw, stop, or cancel the payment instructions; (b) the entity does not have the ability to access the cash that will be used for the payment instruction; and (c) there is no significant risk associated with the electronic payment system.

January 1, 2026. No material effects are expected from the application of these Amendments.

Note 5. Relevant facts

Change in controlling entity

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	June 30, 2024	December 31, 2023
Cash at banks and on hand	699,884	970,325
Term deposit certificates and TES (1)	74,976	-
Fiduciary rights – money market like (2)	45,572	8,981
Funds	1,377	1,318
Total cash and cash equivalents	821,809	980,624

(1)	The increase corresponds to simultaneous transactions of securities settled within 1 business day with Corredores Asociados S.A..

(2)	The balance is as follows:

	June 30, 2024	December 31, 2023
Corredores Davivienda S.A.	31,151	172
Fiducolombia S.A.	4,435	5,264
BBVA Asset S.A.	3,602	165
Fondo de Inversión Colectiva Abierta Occirenta	3,256	167
Fiduciaria Bogota S.A.	3,077	2,600
Credicorp Capital	51	613
Total fiduciary rights	45,572	8,981

The increase corresponds to new fiduciary rights to be used in the Company’s real estate operation.

At June 30, 2024, the Company recognized interest income from cash at banks and cash equivalents in the amount of $1,952 (June 30, 2023 - $7,307), which were recognized as financial income as detailed in Note 31.

At June 30, 2024 and at December 31, 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	June 30, 2024	December 31, 2023
Trade receivables (Note 7.1.)	183,298	229,753
Other account receivables (Note 7.2.)	203,069	223,565
Total trade receivables and other account receivables	386,367	453,318
Current	371,449	436,942
Non-Current	14,918	16,376

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	June 30, 2024	December 31, 2023
Trade accounts	131,786	177,252
Sale of real-estate project inventories	39,890	39,277
Rentals and dealers	11,929	11,466
Net investment in leases	6,007	5,903
Employee funds and lending	175	15
Allowance for expected credit loss	(6,489)	(4,160)
Trade receivables	183,298	229,753

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the period ended June 30, 2024, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $3,045 ($538 - expense for the period ended June 30, 2023).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2022	5,093
Additions (Note 28)	7,210
Reversal of allowance for expected credit losses (Note 30)	(6,672)
Write-off of receivables	(164)
Balance at June 30, 2023	5,467

Balance at December 31, 2023	4,160
Additions (Note 28)	9,686
Reversal of allowance for expected credit losses (Note 30)	(6,641)
Write-off of receivables	(716)
Balance at June 30, 2024	6,489

Note 7.2. Other account receivables

The balance of other account receivables is shown below:

	June 30, 2024	December 31, 2023
Business agreements (1)	78,027	120,237
Recoverable taxes	43,673	47,793
Other loans or advances to employees	27,355	31,295
Money remittances	11,504	18,892
Sale of property, plant, and equipment	1,859	112
Money transfer services	752	653
Other (2)	39,899	4,583
Total other account receivables	203,069	223,565

(1)	The variation corresponds mainly to the decrease in the account receivable from Caja de Compensación Familiar - Cafam related to family subsidies in amount of $22,708. Additionally, there was a reduction in account receivable from agreements with companies that provide benefits to their associates in amount of $9,500.

(2)	Include $33,763 related to capital reduction of Spice Investment Mercosur S.A.

Note 8. Prepayments

The balance of prepayments is shown below:

	June 30, 2024	December 31, 2023
Insurance	4,894	19,668
Lease payments made before commencement date	3,422	3,619
Other prepayments	68	463
Total prepayments	8,384	23,750
Current	5,336	20,505
Non-Current	3,048	3,245

Note 9. Related parties

As mentioned in the control´s change in Note 5, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

-	Fundación Salvador del mundo;

-	N1 Investments, Inc.;

-	Clarendon Wolrwide S.A.;

-	Avelan Enterprise, Ltd.;

-	Foresdale Assets, Ltd.;

-	Invenergy FSRU Development Spain S.L.;

-	Talgarth Trading Inc.;

-	Calleja S. A. de C.V.

-	Camma Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services. The agreements are detailed as follows:

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

-	Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans and contact of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

-	Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

-	Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of “Éxito referrals”.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at June 30, 2024, the controlling entity of the Company is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of the Company was Casino Guichard-Perrachon S.A.

The amount of revenue arising from transactions with related parties is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Subsidiaries (1)	31,536	26,154	14,687	12,253
Joint ventures (2)	27,416	31,773	11,687	14,293
Casino Group companies (3)	-	1,432	-	767
Total revenue	58,952	59,359	26,374	27,313

(1)	Revenue relates to the administration services to Éxito Industrias S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Patrimonios Autónomos	18,341	13,739	8,229	5,995
Almacenes Éxito Inversiones S.A.S.	10,398	9,581	5,205	4,848
Logística, Transporte y Servicios Asociados S.A.S.	1,279	1,396	546	645
Éxito Viajes y Turismo S.A.S.	803	853	369	434
Éxito Industrias S.A.S.	612	516	301	298
Transacciones Energéticas S.A.S. E.S.P.	103	69	37	33
Total	31,536	26,154	14,687	12,253

(2)	The amount of revenue with each joint venture is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	20,995	24,935	8,419	10,420
Yield on bonus, coupons and energy	3,233	3,624	1,892	2,138
Lease of real estate	2,165	2,053	1,082	1,057
Services	323	493	93	199
Total	26,716	31,105	11,486	13,814

Puntos Colombia S.A.S.
Services	318	668	54	479

Sara ANV S.A.
Services	382	-	147	-
Total	27,416	31,773	11,687	14,293

(3)	Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Relevanc Colombia S.A.S.	-	1,127	-	629
Casino International	-	188	-	61
Casino Services	-	77	-	77
Distribution Casino France	-	40	-	-
Total	-	1,432	-	767

The amount of costs and expenses arising from transactions with related parties is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Subsidiaries (1)	193,789	181,572	95,947	94,633
Key management personnel (2)	65,787	35,198	32,762	17,791
Joint ventures (3)	56,168	53,635	27,868	25,631
Casino Group companies (4)	-	13,247	-	6,713
Controlling entity	-	549	-	544
Members of the Board	443	1,649	40	924
Total cost and expenses	316,187	285,850	156,617	146,236

(1)	Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Logística, Transporte y Servicios Asociados S.A.S.	96,183	84,360	47,011	42,903
Patrimonios Autónomos	54,838	55,248	26,534	29,772
Éxito Industrias S.A.S.	31,826	32,038	16,896	16,828
Almacenes Éxito Inversiones S.A.S.	9,107	8,314	4,618	4,191
Transacciones Energéticas S.A.S. E.S.P.	997	485	469	246
Marketplace Internacional Exito y Servicios S.A.S.	686	1,027	381	639
Éxito Viajes y Turismo S.A.S.	152	100	38	54
Total	193,789	181,572	95,947	94,633

(2)	Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Short-term employee benefits	65,404	34,131	32,591	17,219
Post-employment benefits	383	1,067	171	572
Total key management personnel compensation	65,787	35,198	32,762	17,791

(3)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	6,007	6,716	2,750	3,100

Puntos Colombia S.A.S.
Cost of customer loyalty program	50,161	46,919	25,118	22,531

Total	56,168	53,635	27,868	25,631

(4)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Casino Guichard Perrachon S.A.	-	7,940	-	3,887
Distribution Casino France	-	1,850	-	661
Casino Services	-	1,093	-	1,016
International Retail Trade and Services IG	-	1,036	-	437
Euris	-	965	-	464
Relevanc Colombia S.A.S.	-	363	-	248
Total	-	13,247	-	6,713

Note 9.3. Receivable and Other non-financial assets from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable		Other non-financial assets
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Subsidiaries (1)	48,114	31,387	-	280
Joint ventures (2)	43,398	44,178	28,260	52,490
Casino Group companies (3)	-	5,135	-	-
Controlling entity	-	1,566	-	-
Total	91,512	82,266	28,260	52,770
Current	91,512	82,266	-	-
Non-Current	-	-	28,260	52,770

(1)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	June 30, 2024	December 31, 2023
Patrimonios Autónomos (a)	38,714	22,366
Libertad S.A.	7,894	7,277
Almacenes Éxito Inversiones S.A.S.	570	541
Éxito Industrias S.A.S.	431	502
Logística, Transporte y Servicios Asociados S.A.S.	336	378
Éxito Viajes y Turismo S.A.S.	128	96
Transacciones Energéticas S.A.S. E.S.P.	33	196
Marketplace Internacional Exito y Servicios S.A.S.	7	30
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	48,114	31,387

(a)	In 2024, includes $34,874 (2023 - $19,604) of dividend declared.

-	The balance of accounts receivable from subsidiaries by concept is as follows

	June 30, 2024	December 31, 2023
Charge for dividends declared	34,874	19,604
Strategic direction services	7,894	7,277
Administrative services	1,484	1,886
Reimbursement of expenses	225	450
Other services	3,637	2,170
Total accounts receivable from subsidiaries	48,114	31,387

(2)	The balance of receivables by each joint ventures and by each concept:

-	Receivables:

	June 30, 2024	December 31, 2023
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	6,565	4,697
Other services	4,099	1,744
Total	10,664	6,441

Puntos Colombia S.A.S.
Redemption of points	32,678	37,510

Sara ANV S.A.
Other services	56	227
Total receivables	43,398	44,178

-	Other non-financial assets:

The amount of $28,260 as of June 30, 2024, corresponds to (i) $27,995 payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. (ii) $265 payments made to Sara ANV S.A. for the subscription of shares. The amount of $52,490 as of December 31, 2023, corresponded to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization had not been obtained from the Superintendencia Financiera de Colombia; during 2024, authorization was obtained to register the equity increase.

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	June 30, 2024	December 31, 2023
Casino International	-	3,224
Relevanc Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
Casino Services	-	7
Total Casino Group companies	-	5,135

Note 9.4. Payables to related parties

The balance of payables to related parties is shown below:

	June 30, 2024	December 31, 2023
Joint ventures (1)	49,041	43,779
Subsidiaries (2)	35,016	164,180
Casino Group companies (3)	-	976
Controlling entity	-	672
Total	84,057	209,607

(1)	The balance of payables by each joint venture is as follows:

	June 30, 2024	December 31, 2023
Puntos Colombia S.A.S. (a)	39,250	43,733
Compañía de Financiamiento Tuya S.A.	9,791	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	49,041	43,779

(a)	Represents the balance arising from points (accumulations) issued.

(2)	The balance of accounts payable by each subsidiary and by each concept:

-	The balance of payables by each subsidiary is as follows:

	June 30, 2024	December 31, 2023
Logística, Transporte y Servicios Asociados S.A.S.	13,520	16,559
Éxito Industrias S.A. (a)	9,173	137,005
Transacciones Energéticas S.A.S. E.S.P.	4,299	3,223
Patrimonios Autónomos	3,934	3,576
Almacenes Éxito Inversiones S.A.S.	3,839	3,483
Marketplace Internacional Exito y Servicios S.A.S.	240	317
Éxito Viajes y Turismo S.A.S.	11	17
Total accounts payable to subsidiaries	35,016	164,180

(a)	Decrease corresponds mainly to payments of accounts payable from previous years.

-	The balance payable to subsidiaries by concept is as follows:

	June 30, 2024	December 31, 2023
Purchase of assets and inventories	10,741	134,424
Transportation service	9,570	14,858
Energy service	4,298	3,218
Mobile recharge collection service	3,467	3,453
Lease of property	778	2,510
Purchase of tourist trips	11	17
Other services received	6,151	5,700
Total accounts payable to subsidiaries	35,016	164,180

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	June 30, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Total Casino Group companies	-	976

Note 9.5. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	June 30, 2024	December 31, 2023
Subsidiaries (Patrimonios Autónomos - Stand-alone trust funds) (Note 14.2)	478,400	459,763
Current	56,018	49,934
Non-Current	422,382	409,829

Note 9.6. Collections on behalf of third parties with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	June 30, 2024	December 31, 2023
Subsidiaries (1)	176,142	34,088
Joint ventures (2)	14,139	26,506
Total	190,281	60,594

(1)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2)	Mainly represents collections received from customers related to the use of Tarjeta Éxito card, owned by Compañía de Financiamiento Tuya S.A. (Note 24).

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

The balance of inventories is as follows:

	June 30, 2024	December 31, 2023
Inventories (1)	2,106,045	1,922,045
Inventories in transit	62,000	17,750
Raw materials	40,976	28,358
Real estate project inventories (2)	15,585	18,003
Materials, spares, accessories and consumable packaging	7,282	7,738
Production in process	-	93
Total inventories	2,231,888	1,993,987

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	3,437
Balance at June 30, 2023	13,406

Balance at December 31, 2023	17,947
Loss recognized during the period (Note 10.2.)	5,626
Balance at June 30, 2024	23,573

(2)	For 2024, represents López de Galarza real estate project for $776 (December 31, 2023 - $776) and Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227).

At June 30, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Cost of goods sold (1)	6,694,806	6,524,820	3,239,591	3,189,709
Trade discounts and purchase rebates	(1,108,482)	(1,059,846)	(544,032)	(510,186)
Logistics costs (2)	285,689	252,460	138,243	128,771
Damage and loss	78,503	82,997	46,551	41,902
Loss recognized during the period (Note 10.1)	5,626	3,437	2,853	3,154
Total cost of sales	5,956,142	5,803,868	2,883,206	2,853,350

(1)	For the period ended June 30, 2024, includes $14,415 of depreciation and amortization cost (June 30, 2023 - $15,014).

(2)	The detail is shown below:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Employee benefits	160,415	148,389	79,799	75,371
Services	88,711	70,967	40,287	36,614
Depreciations and amortizations	33,286	30,674	16,729	15,602
Upload and download operators	2,465	2,043	1,141	990
Leases	812	387	287	194
Total logistics costs	285,689	252,460	138,243	128,771

Note 11. Financial assets

The balance of financial assets is shown below:

	June 30, 2024	December 31, 2023
Financial assets measured at fair value through other comprehensive income (1)	10,676	10,676
Derivative financial instruments (2)	10,454	-
Derivative financial instruments designated as hedge instruments (3)	2,671	2,378
Financial assets measured at fair value through profit or loss	420	472
Total financial assets	24,221	13,526
Current	13,125	2,378
Non-Current	11,096	11,148

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	June 30, 2024	December 31, 2023
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,676	10,676

(2)	Derivative relates to forward of exchange rates. The fair value of these instruments is determined based on valuation models used by market participants.

At June 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Foreign currency liabilities	USD / COP EUR / COP	1 USD / $4,019.56 1 EUR / $4,390.07	10,454

The detail of maturities of these instruments at June 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	4,931	3,867	1,656	-	-	10,454

(3)	Derivative instruments designated as hedging instrument relates to forward of exchange rate and swap of interest rates. The fair value of these instruments is determined based on valuation models used by market participants.

At June 30, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Rate of hedged item	Average rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	-	-	570
Forward	Exchange rate	Loans and borrowings	-	-	USD / COP	1 USD / $3,952.48	2,101
Total							2,671

The detail of maturities of these hedge instruments at June 30, 2024, is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	570	-	-	-	-	570
Forward	1,089	1,012	-	-	-	2,101
Total	1,659	1,012	-	-	-	2,671

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	999	-	870	509	-	2,378

At June 30, 2024 and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired at June 30, 2024, and at December 31, 2023.

Note 12. Property, plant and equipment, net

The net balance of property, plant and equipment is shown below:

	June 30, 2024	December 31, 2023
Land	445,118	445,269
Buildings	960,056	960,056
Machinery and equipment	889,628	881,732
Furniture and fixtures	544,439	539,865
Assets under construction	5,655	6,139
Improvements to third-party properties	455,840	457,570
Vehicles	7,684	7,584
Computers	295,896	293,597
Other property, plant and equipment	289	289
Total property, plant and equipment, gross	3,604,605	3,592,101
Accumulated depreciation	(1,686,895)	(1,598,509)
Total property, plant and equipment, net	1,917,710	1,993,592

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	8,963	33,665	14,959	1,562	14,425	-	19,270	-	92,844
Disposals and derecognition	-	-	(18,309)	(4,306)	(20)	(213)	(915)	(4,667)	-	(28,430)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(5,501)	(2,091)	(260)	(393)	-	(2,673)	-	(10,918)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,270	-	1,333
Balance at June 30, 2023	445,269	951,547	837,530	527,389	11,438	443,761	7,809	290,954	16,050	3,531,747

Balance at December 31, 2023	445,269	960,056	881,732	539,865	6,139	457,570	7,584	293,597	289	3,592,101
Additions	-	-	23,074	7,617	-	7,046	110	3,699	-	41,546
Disposals and derecognition	(151)	-	(12,137)	(1,916)	(54)	(8,692)	(10)	(826)	-	(23,786)
(Decreases) increases from transfers between accounts of property, plant and equipment	-	-	-	-	(324)	324	-	-	-	-
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(3,041)	(1,127)	(106)	(408)	-	(574)	-	(5,256)
Balance at June 30, 2024	445,118	960,056	889,628	544,439	5,655	455,840	7,684	295,896	289	3,604,605

Accumulated depreciation	Buildings	Machinery and equipment	Furniture and fixtures	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	228,805	462,032	337,282	227,500	7,591	152,918	6,373	1,422,501
Depreciation	14,131	35,424	26,130	18,721	389	16,227	394	111,416
Disposals and derecognition	-	(14,063)	(3,730)	(195)	(853)	(4,097)	-	(22,938)
Other minor movements	(659)	-	-	-	-	-	-	(659)
Balance at June 30, 2023	242,277	483,393	359,682	246,026	7,127	165,048	6,767	1,510,320

Balance at December 31, 2023	256,273	512,902	382,109	258,768	7,126	181,327	4	1,598,509
Depreciation	14,340	34,269	23,106	17,835	152	16,786	-	106,488
Disposals and derecognition	-	(9,807)	(1,768)	(5,694)	(10)	(823)	-	(18,102)
Balance at June 30, 2024	270,613	537,364	403,447	270,909	7,268	197,290	4	1,686,895

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At June 30, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At June 30, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

At June 30, 2024 and at December 31, 2023, the Company has insurance for cover the loss ‘risk over this property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to June 30
	2024	2023
Additions	41,546	92,844
Additions to trade payables for deferred purchases of property, plant and equipment	(85,438)	(145,575)
Payments for deferred purchases of property, plant and equipment	116,561	221,367
Acquisition of property, plant and equipment in cash	72,669	168,636

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	June 30, 2024	December 31, 2023
Land	43,087	43,087
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	73,513	73,513
Accumulated depreciation	(8,557)	(8,123)
Impairment	(62)	(62)
Total investment properties, net	64,894	65,328

The movements in the accumulated depreciation during the period presented is as follows:

Accumulated depreciation	Buildings
Balance at December 31, 2022	7,258
Depreciation expenses	433
Balance at June 30, 2023	7,691

Balance at December 31, 2023	8,123
Depreciation expenses	434
Balance at June 30, 2024	8,557

At June 30, 2024 and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At June 30, 2024 and at December 31, 2023, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

Note 14. Leases

Note 14.1 Right of use asset, net

The net balance of right of use asset is shown below:

	June 30, 2024	December 31, 2023
Right of use asset	3,325,066	3,203,928
Accumulated depreciation	(1,776,467)	(1,647,077)
Total right of use asset, net	1,548,599	1,556,851

The movement of right of use asset and accumulated depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2022	2,929,731
Increase from new contracts	9,625
Remeasurements from existing contracts (1)	178,873
Derecognition and disposal (2)	(16,223)
Others	40,117
Balance at June 30, 2023	3,142,123

Balance at December 31, 2023	3,203,928
Increase from new contracts	16,531
Remeasurements from existing contracts (1)	133,313
Derecognition and disposal (2)	(28,126)
Others	(580)
Balance at June 30, 2024	3,325,066

Accumulated depreciation
Balance at December 31, 2022	1,341,788
Depreciation	141,562
Derecognition and disposal (2)	(13,209)
Others	40,834
Balance at June 30, 2023	1,510,975

Balance at December 31, 2023	1,647,077
Depreciation	157,516
Derecognition and disposal (2)	(28,126)
Balance at June 30, 2024	1,776,467

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of building lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	June 30, 2024	December 31, 2023
Buildings	3,322,946	3,196,471
Vehicles	2,120	2,251
Equipment (a)	-	5,206
Total	3,325,066	3,203,928

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	June 30, 2024	December 31, 2023
Buildings	1,775,021	1,641,125
Vehicles	1,446	1,288
Equipment (a)	-	4,664
Total	1,776,467	1,647,077

(a)	Decrease by termination of the contracts.

Depreciation expense by class of underlying asset is shown below:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Buildings	156,687	140,519	78,735	72,875
Vehicles	289	689	142	533
Equipment	540	354	237	(10)
Total depreciation	157,516	141,562	79,114	73,398

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases.

At June 30, 2024, the average remaining term of lease contracts is 11.30 years (11.50 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liabilities

The balance of lease liabilities is shown below:

	June 30, 2024	December 31, 2023
Lease liabilities (1)	1,772,164	1,771,142
Current	293,872	290,080
Non-Current	1,478,292	1,481,062

(1)	Includes $478,400 (December 31, 2023- $459,763) of lease liabilities with related parties (Note 9.5).

The movement in lease liabilities is as shown:

Balance at December 31, 2022	1,787,096
Additions	9,625
Accrued interest	63,130
Remeasurements	178,873
Terminations	(3,535)
Payments of lease liabilities	(137,081)
Interest payments on lease liabilities	(61,641)
Balance at June 30, 2023	1,836,467

Balance at December 31, 2023	1,771,142
Additions	16,531
Accrued interest	74,680
Remeasurements	133,313
Terminations	(1,117)
Payments of lease liabilities	(147,371)
Interest payments on lease liabilities	(75,014)
Balance at June 30, 2024	1,772,164

Below are the future lease liability payments at June 30, 2024:

Up to one year	251,888
From 1 to 5 years	810,343
More than 5 years	676,380
Minimum lease liability payments	1,738,611
Future financing	33,553
Total minimum net lease liability payments	1,772,164

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	June 30, 2024	December 31, 2023
Trademarks	86,433	86,427
Computer software	239,951	239,493
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	346,897	346,433
Accumulated amortization	(163,662)	(156,087)
Total other intangible assets, net	183,235	190,346

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	9,020	-	-	14,316
Transfers to other balance sheet accounts – property, plant and equipment	-	(1,333)	-	-	(1,333)
Other minor	-	7	-	-	7
Balance at June 30, 2023	86,427	240,092	20,491	22	347,032

Balance at December 31, 2023	86,427	239,493	20,491	22	346,433
Additions	6	6,518	-	-	6,524
(Disposals and derecognition)	-	(6,060)	-	-	(6,060)
Balance at June 30, 2024	86,433	239,951	20,491	22	346,897

Accumulated amortization	Computer software	Total
Balance at December 31, 2022	142,838	142,838
Amortization	12,577	12,577
Balance at June 30, 2023	155,415	155,415

Balance at December 31, 2023	156,087	156,087
Amortization	13,254	13,254
Disposals and derecognition	(5,679)	(5,679)
Balance at June 30, 2024	163,662	163,662

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704, Taeq trademark acquired in 2023 in amount of $5,296 and Finlandek trademark acquired in 2024 in amount of $6.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

At June 30, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	June 30, 2024	December 31, 2023
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Others	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill has indefinite useful life on the grounds of the Company’s considerations thereon, and consequently it is not amortized.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	June 30, 2024	December 31, 2023
Spice Investment Mercosur S.A.	Subsidiary	2,063,570	1,958,360
Onper Investment 2015 S.L.	Subsidiary	1,047,437	602,306
Patrimonio Autónomo Viva Malls	Subsidiary	1,007,659	1,022,196
Compañía de Financiamiento Tuya S.A.	Joint venture	259,785	220,079
Éxito Industrias S.A.S.	Subsidiary	235,848	225,768
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	23,258	19,996
Puntos Colombia S.A.S.	Joint venture	13,969	9,986
Almacenes Éxito Inversiones S.A.S.	Subsidiary	9,049	5,859
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	5,875	6,263
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	5,012	4,290
Éxito Viajes y Turismo S.A.S.	Subsidiary	4,190	6,728
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,709	2,814
Sara ANV S.A.	Joint venture	1,415	2,292
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	407	409
Gestión y Logistica S.A.	Subsidiary	185	170
Total investments accounted for using the equity method		4,684,218	4,091,366

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments.

The Company has no contingent liabilities incurred related to its participation therein.

The Company has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them.

These investments have no restrictions or liens that affect the interest held in them.

The corporate purpose, other corporate information and financial information regarding investments accounted for using the equity method were duly disclosed in the separate financial statements presented at the closing of 2023.

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	4,788,226
Capital increases (reduction), net	35,067
Share of income (Note 32)	109,825
Share in equity movements	(248,975)
Dividends declared	(78,591)
Balance at June 30, 2023	4,605,552

Balance at December 31, 2023	4,091,366
Capital increases (reduction), net	(20,650)
Share of income (Note 32)	101,232
Share in equity movements	571,726
Dividends declared	(59,456)
Balance at June 30, 2023	4,684,218

Note 18. Non-cash transactions

During the periods ended June 30, 2024, and June 30, 2023, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	June 30, 2024	December 31, 2023
Bank loans	1,752,959	815,518
Current	1,567,928	578,706
Non-current	185,031	236,812

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2022	791,098
Proceeds from loans and borrowing	1,000,000
Interest accrued	98,154
Repayments of interest on loans and borrowings	(124,165)
Balance at June 30, 2023	1,765,087

Balance at December 31, 2023 (1)	815,518
Proceeds from loans and borrowing (2)	1,000,000
Interest accrued	101,553
Repayments of interest on loans and borrowings (3)	(164,112)
Balance at June 30, 2024	1,752,959

(1)	The balance at December 31, 2023 mainly includes $108,969 of a bilateral credit taken on March 27, 2020, $136,727 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $202,663; $126,478 y $114,053 taken on March 26, 2021 as well as $101,280 and $25,348 of anew bilateral credits taken on August 28, 2023.

(2)	The Company requested disbursement of $30,000; $70,000 y $230,000 against one of its outstanding bilateral revolving credits entered February 18, 2022; disbursement of $300,000 against the bilateral revolving credit entered on October 10, 2022, and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In February 2024, the Company requested disbursements for $70,000 against the bilateral revolving credit entered on February 18, 2022 and for $100,000 against the bilateral revolving credit entered on February 12, 2024.

(3)	During the period ended June 30, 2024, the Company paid $50,000 corresponding on the renewal on the bilateral credit contract signed on March 26, 2021, $25,596 corresponds to two bilateral credits signed on March 26, 2021; $12,083 from the bilateral credit signed on March 27, 2020, and paid $76,433 in interest.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred.

Below is a detail of maturities for non-current loans and borrowings outstanding at June 30, 2024, discounted at present value (amortized cost):

Year	Total
2025	102,326
2026	47,023
2027	14,718
>2028	20,964
185,031

As of June 30, 2024, the Company has not available unused credit lines.

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2023, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at December 31, 2023, were complied.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	June 30, 2024	December 31, 2023
Defined benefit plans	20,426	19,424
Long-term benefit plan	1,886	1,770
Total employee benefits	22,312	21,194

Current	4,110	2,992
Non-Current	18,202	18,202

Note 21. Provisions

The balance of provisions is shown below:

	June 30, 2024	December 31, 2023
Legal proceedings (1)	11,987	14,442
Restructuring	8,497	5,125
Taxes other than income tax	-	242
Other	5,239	8,096
Total provisions	25,723	27,905

Current	14,580	16,406
Non-Current	11,143	11,499

At June 30, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. There is no individual material process included in these provisions. The balance is comprised of:

	June 30, 2024	December 31, 2023
Labor legal proceedings	8,302	8,031
Civil legal proceedings	3,685	6,411
Total legal proceedings	11,987	14,442

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	3,115	-	16,012	2,788	21,915
Payments	(521)	-	(10,272)	(3,762)	(14,555)
Reversals (not used)	(1,309)	(3,337)	(797)	(334)	(5,777)
Balance at June 30, 2023	13,980	241	15,400	6,143	35,764

Balance at December 31, 2023	14,442	242	5,125	8,096	27,905
Increase	1,755	-	29,991	8,237	39,983
Payments	(565)	-	(24,933)	(7,419)	(32,917)
Reversals (not used)	(3,645)	(242)	(1,686)	(3,675)	(9,248)
Balance at June 30, 2024	11,987	-	8,497	5,239	25,723

Note 22. Trade payables and other payable

	June 30, 2024	December 31, 2023
Payables to suppliers of goods	1,946,987	2,024,389
Payables and other payable - agreements (1)	928,851	1,561,620
Payables to other suppliers	231,495	252,212
Withholding tax payable (2)	222,890	42,537
Employee benefits	128,124	166,428
Dividends payable (3)	60,267	2,315
Purchase of assets (4)	58,582	87,623
Tax payable	7,260	9,033
Other	30,777	35,515
Total trade payables and other payable	3,615,233	4,181,672

Current	3,594,352	4,144,324
Non-Current	20,881	37,348

(1)	The detail of payables and other payable - agreements is shown below:

	June 30, 2024	December 31, 2023
Payables to suppliers of goods	865,554	1,428,380
Payables to other suppliers	63,297	133,240
Total payables and other payable – agreements	928,851	1,561,620

(2)	It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

(3)	The increase corresponds to the dividends declared in 2024.

(4)	The decrease is basically for payment in amount of $20,530 from Clearpath contract and a payment in amount of $8,511 from other contracts.

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023 and onwards, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	The base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	The tax on occasional payable by legal entities on total occasional gains obtained during the taxable year. For 2024 and 2023 the rate is 15%.

d.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $14 in 2024) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023.

e.	Taxes, levies and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company’s economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported.

f.	The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. The income tax withholding rate on payments abroad is 0% for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double-taxation agreements.

g.	The annual adjustment applicable at December 31, 2023 to the cost of furniture and real estate deemed fixed assets is 12.40%.

h.	The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards.

Tax credits

Pursuant to tax regulations in force, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At June 30, 2024, the Company has accrued $61,415 (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415
Movements of excess presumptive income	-
Balance at June 30, 2024	61,415

At June 30, 2024, the Company has accrued tax losses amounting to $1,007,061 (at December 31, 2023 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2022	740,337
Tax losses during the period	-
Balance at December 31, 2023	740,337
Tax losses during the period	266,724
Balance at June 30, 2024	1,007,061

Finality of tax returns

The general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years.

For 2024 and until 2026, if there is a 35% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months; if there is a 25% increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months.

The income tax return for 2023, 2022, 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date; the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date; the income tax returns for 2018, 2017 and 2016 where tax losses and balances receivable were assessed, are open to review for 12 years as of filing date; the income tax for equality CREE return for 2016 where tax losses and a balance receivable were assessed is open to review for 12 years as of filing date.

Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at June 30, 2024.

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	June 30, 2024	December 31, 2023
Income tax credit receivable	402,136	274,411
Tax discounts applied	139,920	133,608
Industry and trade tax advances and withholdings	41,942	70,904
Tax discounts from taxes paid abroad	17,404	17,257
Total current tax assets	601,402	496,180

Current tax liabilities

	June 30, 2024	December 31, 2023
Industry and trade tax payable	54,843	96,829
Tax on real estate	5,009	3,620
Total current tax liabilities	59,852	100,449

Note 23.3. Income tax

The reconciliation between accounting (loss) income and the liquid (loss) and the calculation of the tax expense are as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
(Loss) profit before income tax	(142,477)	8,413	(65,071)	(28,426)
Add
Non-deductible expenses	7,301	13,350	(3,689)	6,135
Tax on financial transactions	5,376	5,047	1,930	1,789
Provisions and receivables write-offs	2,776	(1,799)	757	(1,058)
Special deduction for donation to food banks and others	2,172	-	2,172	-
ICA deduction paid after the presentation of the income	1,229	(162)	1,229	(162)
Fines, penalties and litigation	448	435	224	283
Taxes taken on and revaluation	241	293	171	52
Net income - recovery of depreciation of assets sold	50	1,231	-	1,231
Reimbursement deduction of income-producing fixed assets for sale of assets	-	101	-	101
Less
IFRS adjustments with no tax effects (1)	(100,922)	(102,756)	(31,159)	29,056
Tax-exempt dividends received from subsidiaries	(4,242)	(2,620)	-	-
Recovery of costs and expenses	(3,338)	(17,121)	(787)	(14,896)
Deduction from hiring of handicapped employees	(1,275)	(1,239)	(638)	(620)
Profit sale of fixed assets declared occasional gain	(1,172)	(21,224)	(1,122)	(16,266)
Non-deductible taxes	(556)	(356)	(286)	(8)
30% additional deduction on salaries paid to apprentices	-	(129)	-	(111)
Tax deduction of goodwill in addition to accounting goodwill	-	-	-	(6)
Net (loss)	(234,389)	(118,536)	(96,269)	(22,906)
Exempt income	32,335	38,239	32,335	38,239
Liquid (loss)	(266,724)	(156,775)	(128,604)	(61,145)
Income tax rate	35%	35%	35%	35%
Subtotal current income tax (expense)	-	-	-	-
(Expense) tax on casual profits	-	(389)	-	(389)
Adjustment in respect of current income tax of prior periods	(1,554)	(225)	(974)	(225)
(Expense) tax paid abroad	-	(2,675)	-	(1,975)
Total current income tax (expense)	(1,554)	(3,289)	(974)	(2,589)

(1)	IFRS adjustments with no tax effects are:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Other accounting expenses with no tax effects	230,675	208,279	111,779	206,560
Accounting provisions	58,480	33,551	40,792	24,814
Exchange difference, net	33,481	(56,971)	32,683	(6,628)
Untaxed dividends of subsidiaries	4,242	40,859	-	38,239
Taxed actuarial estimation	754	1,095	540	547
Taxed leases	(145,386)	(130,208)	(76,297)	(160,858)
Net results using the equity method	(101,232)	(109,826)	(41,215)	(59,394)
Non-accounting costs for tax purposes	(71,167)	(20,178)	(37,138)	(4,849)
Excess personnel expenses for tax purposes over accounting purposes	(53,395)	(31,321)	(17,227)	(23,045)
Recovery of provisions	(40,657)	(7,132)	(36,206)	6,219
Excess tax depreciation over accounting depreciation	(13,943)	(24,688)	(2,725)	(12,862)
Other accounting not for tax purposes (revenue), net	(2,774)	(6,179)	(6,145)	20,346
Non-deductible taxes	-	(37)	-	(33)
Total	(100,922)	(102,756)	(31,159)	29,056

The components of income tax income recorded in the income statement are as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Deferred income tax gain (Note 23.4)	87,433	33,810	47,310	24,831
(Expense) tax on casual profits	-	(389)	-	(389)
Adjustment in respect of current income tax of prior periods	(1,554)	(225)	(974)	(225)
(Expense) tax paid abroad	-	(2,675)	-	(1,975)
Total income tax	85,879	30,521	46,336	22,242

Note 23.4. Deferred tax

	June 30, 2024			December 31, 2023
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	620,257	-	620,257	619,900	-	619,900
Tax losses	352,471	-	352,471	259,118	-	259,118
Tax credits	61,449	-	61,449	61,449	-	61,449
Excess presumptive income	21,495	-	21,495	21,495	-	21,495
Trade payables and other payables	7,449	-	7,449	11,389	-	11,389
Investment property	-	(42,992)	(42,992)	-	(41,499)	(41,499)
Buildings	-	(125,304)	(125,304)	-	(138,744)	(138,744)
Goodwill	-	(217,701)	(217,701)	-	(217,687)	(217,687)
Right of use asset	-	(539,449)	(539,449)	-	(542,196)	(542,196)
Other	95,795	(16,820)	78,975	113,543	(16,108)	97,435
Total	1,158,916	(942,266)	216,650	1,086,894	(956,234)	130,660

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Gain from deferred tax recognized in income	87,433	33,810	47,310	24,831
(Expense) gain from deferred tax recognized in other comprehensive income	(1,443)	4,643	117	1,686
Total movement of net deferred tax	85,990	38,453	47,427	26,517

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at June 30, 2024 amounted to $1,572,564 (at December 31, 2023 - $971,259).

Note 23.5. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2024 or 2023 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	June 30, 2024	December 31, 2023
Collections on behalf of third parties (1)	243,532	132,776
Derivative financial instruments (2)	1,002	11,299
Derivative financial instruments designated as hedge instruments (3)	-	5,488
Total derivative instruments and collections on behalf of third parties	244,534	149,563

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $190,281 (at December 31, 2023 - $60,594) with related parties (Note 9.6).

(2)	The detail of maturities of these instruments at June 30, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	899	103	-	-	1,002

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3)	Derivative instruments designated as hedging instrument are related to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 25. Other liabilities

The balance of other liabilities is shown below:

	June 30, 2024	December 31, 2023
Deferred revenues (1)	132,222	200,205
Advance payments under lease agreements and other projects	2,843	2,353
Repurchase coupon	242	239
Instalments received under “plan resérvalo”	160	160
Total other liabilities	135,467	202,957

Current	133,143	200,604
Non-Current	2,324	2,353

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2022	143,074
Additions	788,040
Revenue recognized	(802,432)
Balance at June 30, 2023	128,682

Balance at December 31, 2023	200,205
Revenue recognized	(67,983)
Balance at June 30, 2024	132,222

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At June 30, 2024, and at December 31, 2023, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At June 30, 2024, and at December 31, 2023, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights granted on the shares correspond to voice and vote for each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for payments of future dividend.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	June 30, 2024			June 30, 2023			December 31, 2023
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(4,892)	-	(4,892)	(4,498)	-	(4,498)	(4,493)	-	(4,493)
Remeasurement on defined benefit plans	(5,059)	1,793	(3,266)	(652)	334	(318)	(5,059)	1,793	(3,266)
Translation exchange differences	(2,187,059)	-	(2,187,059)	(1,543,061)	-	(1,543,061)	(2,288,677)	-	(2,288,677)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Gain from cash-flow hedge	12,882	1,168	14,050	6,978	115	7,093	8,756	2,611	11,367
Total other accumulated comprehensive income	(2,203,105)	2,961	(2,200,144)	(1,560,210)	449	(1,559,761)	(2,308,450)	4,404	(2,304,046)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Retail sales (1)	7,213,231	7,140,696	3,504,742	3,508,364
Service revenue (2)	190,302	175,945	93,550	85,542
Other revenue (3)	32,717	32,411	3,368	16,842
Total revenue from contracts with customers	7,436,250	7,349,052	3,601,660	3,610,748

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount corresponds the following items:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Retail sales, net of sales returns and rebates	7,210,381	7,093,488	3,504,742	3,490,364
Sale of inventories of real estate project (a)	2,850	47,208	-	18,000
Total retail sales	7,213,231	7,140,696	3,504,742	3,508,364

(a)	As of June 30, 2024, it corresponds to the sale of 14.04% of Exito Occidente real estate project. As of June 30, 2023, it corresponds to the sale of the Galería La 33 real estate project.

(2)	Revenues from services and rental income comprise:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Distributors	41,077	44,873	20,615	20,042
Advertising	35,805	39,537	18,134	20,334
Lease of real estate	27,432	28,700	13,836	11,937
Commissions	27,018	7,925	11,645	4,375
Lease of physical space	24,438	18,554	13,053	11,099
Administration of real estate	11,196	10,822	4,775	4,755
Banking services	10,721	10,527	5,674	5,423
Transport	5,731	5,806	2,964	2,815
Money transfers	4,616	4,780	2,097	2,517
Other services	2,268	4,421	757	2,245
Total service revenue	190,302	175,945	93,550	85,542

3)	Other revenue relates to:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Marketing events	7,737	9,878	3,702	4,492
Collaboration agreements (a)	5,476	5,687	1,732	4,004
Leverages of assets	4,129	7,213	1,764	4,444
Recovery of provisions	3,500	-	-	-
Royalty revenue	2,450	1,137	1,291	904
Recovery of other liabilities	2,156	3,667	378	1,285
Financial services	1,771	1,761	672	719
Technical assistance	913	726	422	380
Use of parking spaces	631	882	476	445
Recovery of employee liabilities	-	-	(7,498)	-
Other	3,954	1,460	429	169
Total other revenue	32,717	32,411	3,368	16,842

(a)	Represents revenue from the following collaboration agreements:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Redeban S.A.	2,582	1,902	1,134	917
Autos Éxito	1,400	-	-	-
Éxito Media	1,098	1,122	508	645
Alianza Sura	378	2,602	86	2,413
Moviired S.A.S.	18	61	4	29
Total revenue from collaboration agreements	5,476	5,687	1,732	4,004

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Employee benefits (Note 29)	411,557	399,119	202,693	206,291
Depreciation and amortization	229,991	220,300	114,871	113,102
Taxes other than income tax	122,969	120,237	46,817	46,709
Fuels and power	96,562	94,119	48,519	47,644
Repairs and maintenance	84,553	74,571	42,119	36,319
Services	47,979	47,529	21,730	19,328
Advertising	46,733	47,391	22,831	22,989
Security services	42,530	43,662	21,193	20,681
Commissions on debit and credit cards	38,677	40,040	18,408	19,540
Professional fees	34,253	34,619	18,074	17,017
Administration of trade premises	31,653	28,341	16,095	14,261
Cleaning services	27,805	25,863	13,355	12,709
Leases	25,120	29,929	11,168	12,238
Transport	24,908	21,070	12,020	10,242
Insurance	19,727	19,217	9,766	9,830
Expected credit loss expense (Note 7.1)	9,686	7,210	5,822	3,902
Outsourced employees	8,030	7,998	4,262	3,894
Commissions	7,469	8,306	3,423	4,110
Packaging and marking materials	5,422	6,769	3,114	3,565
Other provision expenses	4,797	5,903	2,667	3,623
Cleaning and cafeteria	4,561	4,735	2,217	2,203
Other commissions	4,011	4,114	1,862	2,026
Stationery, supplies and forms	3,335	2,643	1,909	1,430
Seguros Éxito collaboration agreement	3,324	481	2,566	-
Legal expenses	3,044	3,370	929	1,461
Ground transportation	2,084	2,170	917	925
Travel expenses	1,698	7,032	847	3,671
Autos Éxito collaboration agreement	166	611	-	108
Other	138,436	113,826	70,241	58,260
Total distribution, administrative and selling expenses	1,481,080	1,421,175	720,435	698,078
Distribution expenses	986,762	923,206	483,247	444,245
Administrative and selling expenses	82,761	98,850	34,495	47,542
Employee benefit expenses	411,557	399,119	202,693	206,291

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Wages and salaries	347,289	336,097	171,057	172,976
Contributions to the social security system	5,642	5,161	2,727	2,617
Other short-term employee benefits	20,168	20,209	9,906	10,915
Total short-term employee benefit expenses	373,099	361,467	183,690	186,508

Post-employment benefit expenses, defined contribution plans	31,063	28,650	14,997	14,413
Post-employment benefit expenses, defined benefit plans	1,407	1,320	793	750
Total post-employment benefit expenses	32,470	29,970	15,790	15,163

Termination benefit expenses	496	182	227	43
Other long-term employee benefits	104	57	76	23
Other personnel expenses	5,388	7,443	2,910	4,554
Total employee benefit expenses	411,557	399,119	202,693	206,291

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating revenues (expenses) and other (losses) gains, net

Other operating revenues

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Recovery employee liabilities	7,498	-	7,498	-
Reversal of allowance for expected credit losses (Note 7.1)	6,641	6,672	4,439	2,922
Other indemnification (1)	2,573	1,377	1,761	125
Recovery of other provisions	774	789	263	241
Insurance indemnification	1,050	564	639	494
Recovery of costs and expenses from taxes other than …income tax	1,184	1,316	852	727
Recovery of other provisions for civil proceedings	3,049	854	2,960	600
Reimbursement of tax-related costs and expenses	241	3,337	241	-
Recovery of restructuring expenses	1,685	797	1,685	-
Total other operating revenue	24,695	15,706	20,338	5,109

(1)	Includes indemnities paid by Rappi S.A.S. for losses from the turbo operation in amount of $2,097

Other operating expenses

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Restructuring expenses	(29,991)	(16,012)	(13,847)	(16,012)
Other (1)	(18,741)	(18,665)	(3,500)	(14,397)
Total other operating expenses	(48,732)	(34,677)	(17,347)	(30,409)

(1)	Corresponds to:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Fees for the reporting process in the New York and Sao Paulo stock exchanges	(11,540)	(16,150)	(2,698)	(13,073)
Store and shops close plan	(5,195)	-	-	-
Fees for the projects for the implementation of norms and laws	(1,205)	(2,015)	(70)	(824)
Others	(801)	(500)	(732)	(500)
Total	(18,741)	(18,665)	(3,500)	(14,397)

Other (losses) gains, net:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Write-off of property, plant and equipment	(4,074)	(4,589)	(259)	(3,682)
Gain from the early termination of lease contracts	1,117	265	1,062	328
Total other (losses), net	(2,957)	(4,324)	803	(3,354)

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Gain from exchange differences	32,974	123,190	(13,887)	35,043
Gain from fair value changes in derivative financial instruments	21,324	299	10,052	299
Gain from liquidated derivative financial instruments	3,976	32,161	2,923	6,589
Interest income on cash and cash equivalents (Note 6)	1,952	7,307	(8)	724
Interest from investment in finance leases	205	216	100	107
Other financial income	1,372	3,242	565	1,854
Total financial income	61,803	166,415	(255)	44,616

Interest expense on loan and borrowings	(101,553)	(98,154)	(53,118)	(59,642)
Interest expense on lease liabilities	(74,680)	(63,130)	(37,232)	(32,662)
(Loss) from exchange differences	(51,719)	(84,941)	(2,928)	(10,899)
Factoring expenses	(21,912)	(39,540)	(9,755)	(18,900)
Loss from liquidated derivative financial instruments	(21,009)	(38,017)	(12,030)	(29,395)
Commission expenses	(3,493)	(3,890)	(1,334)	(1,106)
Loss from fair value changes in derivative financial instruments	(1,002)	(38,356)	9,694	(9,198)
Other financial expenses	(2,178)	(2,513)	(1,141)	(1,299)
Total financial cost	(277,546)	(368,541)	(107,844)	(163,101)
Net financial result	(215,743)	(202,126)	(108,099)	(118,485)

Note 32. Share of income in subsidiaries and joint ventures

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Spice Investments Mercosur S.A.	108,203	128,192	48,590	61,926
Patrimonio Autónomo Viva Malls	42,278	42,827	30,308	33,023
Éxito Industrias S.A.S.	10,664	9,483	6,094	4,433
Puntos Colombia S.A.S.	3,982	1,656	1,887	653
Logística, Transportes y Servicios Asociados S.A.S.	3,262	1,853	821	1,234
Almacenes Éxito Inversiones S.A.S.	3,190	1,338	1,795	714
Éxito Viajes y Turismo S.A.S.	1,661	2,359	921	1,059
Transacciones Energéticas S.A.S. E.S.P.	722	(178)	214	(125)
Gestión y Logística S.A.	15	(20)	14	(15)
Depósitos y Soluciones Logísticas S.A.S.	(2)	182	(2)	81
Patrimonio Autónomo Iwana	(82)	(79)	(24)	(25)
Marketplace Internacional Éxito y Servicios S.A.S.	(388)	(90)	(171)	147
Sara ANV S.A.	(877)	(42)	(496)	(40)
Onper Investments 2015 S.L.	(19,869)	(25,937)	(20,983)	(19,746)
Compañía de Financiamiento Tuya S.A.	(51,527)	(51,719)	(27,753)	(23,926)
Total	101,232	109,825	41,215	59,393

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding for the periods ended June 30, 2024 and 2023.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the period:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Net (loss) profit attributable to shareholders	(56,598)	38,934	(18,735)	(6,184)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted (loss) earnings per share (in Colombian pesos)	(43.61)	30.00	(14.43)	(4.76)

In total comprehensive income:

	January 1 to June 30		April 1 to June 30
	2024	2023	2024	2023
Net profit (loss) attributable to the shareholders	47,304	(553,925)	39,853	(358,835)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share (in Colombian pesos)	36.45	(426.80)	30.71	(276.48)

Note 34. Impairment of assets

No impairment on financial assets were identified at June 30, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 7).

At December 31, 2023, the Company completed the annual impairment testing for non-financial assets, which is duly disclosed in the separate financial statements presented at the closing of this year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Equity investments (Note 11)	10,676	10,676	10,676	10,676
Derivative financial instruments forwards (Note 11)	10,454	10,454	-	-
Derivative swap contracts denominated as hedge instruments (Note 11)	2,671	2,671	2,378	2,378
Financial assets measured at fair value through profit or loss (Investments in private equity funds (Note 11)	420	420	472	472

Non-financial assets
Investment property (Note 13)	64,894	162,617	65,328	162,617
Investment property held for sale (Note 39)	2,645	4,505	2,645	4,505

Financial liabilities
Loans and borrowings (Note 19)	1,752,959	1,753,750	815,518	815,866
Derivative financial instruments forwards (Note 24)	1,002	1,002	11,299	11,299
Forward contracts denominated as hedge instruments (Note 24)	-	-	5,488	5,488

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices	The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.	N/A

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (12% - 17%) Vacancy rate (0% - 58.94%) Terminal capitalization rate (8.25% - 9.50%)

Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1, level 2 and level 3 hierarchies during the period ended at June 30, 2024.

Note 36. Contingencies

Contingent Assets

There are no contingent assets for disclose at June 30, 2024.

Contingent Liabilities

Contingent liabilities at June 30, 2024 and at December 31, 2023 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting to $42,210 (December 31, 2023 - $40,780) regarding notice of special requirement 112382018000126 of September 17, 2018, informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2023 - $11,830).

-	Nullity of Official Revision Liquidation GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies 2019 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,805 (December 31, 2023 - $-).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50712-22 dated November 2, 2022, through which it modifies 2018 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI.DT-RS-282-2023 dated October 27, 2023, which resolves the reconsideration appeal, in the amount of $3,356 (December 31, 2023 - $-)

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211).

-	Nullity of the Official Revision Liquidation GGI-FI-LR-50720-22 dated December 6, 2022, through which it modifies the 2020 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI-DT-RS-329-2023 dated December 4, 2023, which resolves the Reconsideration Appeal, in the amount of $2,652 (December 31, 2023 - $-).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4279 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018, in amount of $2,130 (December 31, 2023 - $2,130).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 of February 24, 2021, whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 of November 10, 2021, whereby an appeal for reconsideration is resolved, in the amount of $1,226 (December 31, 2023 - $1,226).

(b)	Guarantees:

-	The Company granted a bank collateral on behalf PriceSmart Colombia S.A.S., valid from June 20, 2024, to June 20, 2025, for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $4,000.

-	The Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At June 30, 2024, the balance is $3,967 (December 31, 2023 - $3,967).

-	The Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $- (December 31, 2023 - $3,000) to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the period for six months ended at June 30, 2024 the amount paid was $7,577.

The Company´s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Note 38. Seasonality of transactions

The Company´s operation and cash flow cycles indicate certain seasonality in operating and financial results, as well as financial indicators associated with liquidity and working capital, once there is a concentration during the first and the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year. The administration manages these indicators in order to control that risks do not materialize and for those that could materialize it implements action plans in timely; additionally, it monitors the same indicators in order to keep them within industry standards.

Note 39. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	March 31, 2024	December 31, 2023
Investment property	2,645	2,645

It corresponds to the La Secreta land negotiated with the buyer during 2019. As of June 30, 2024, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020, and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 40. Financial risk management policy

At December 31, 2023, the Company duly disclosed the capital risk management and financial risk management policies in the separate financial statements presented at the closing of this year. There are no changes in these policies during the period for six months ended at June 30, 2024.

Note 41. Subsequent events

No events have occurred subsequent to the date of the reporting period that represent significant changes in the financial position and the operations of the Company due to their relevance are required to be disclosed in the financial statements.

Almacenes Éxito S.A.

Certification by the Companie’s Legal Representative and Head Accountant

Envigado, August 12, 2024

We, the undersigned Legal Representative and Head Accountant of Almacenes Éxito S.A. each of us duly empowered and under whose responsibility the accompanying financial statements have been prepared, do hereby certify that regarding the interim separated financial statements, the following assertions therein contained have been verified prior to making them available to you and to third parties:

1.	All assets and liabilities included in the interim separated financial statements, exist, and all transactions included in said interim separated financial statements have been carried out during the period ended June 30, 2024 and June 30, 2023.

2.	All economic events achieved by the Company during the period ended June 30, 2024 and June 30, 2023, have been recognized in the interim separated financial statements.

3.	Assets represent likely future economic benefits (rights), and liabilities represent likely future economic sacrifice (obligations) obtained by or in charge of the Company at June 30, 2024 and at December 31, 2023.

4.	All items have been recognized at proper values.

5.	All economic events affecting the Company have been properly classified, described and disclosed in the interim separated financial statements.

We do certify the above assertions pursuant to section 37 of Law 222 of 1995.

Further, the undersigned legal representative of Almacenes Éxito S.A., does hereby certify that the interim separated financial statements and the operations of the Company at June 30, 2024 and at December 31, 2023, are free of fault, inaccuracy or misstatement that prevent users from having a true view of its financial position.

This certification is issued pursuant to section 46 of Law 964 of 2005.

Finally, we inform that this accompanying interim separated financial statements for the period ended June 30, 2024, and June 30, 2023, were subjected to a limited review under the International Standard for Review Engagements NITR 2410 (ISRE 2410) - Review of interim financial information, carried out by the Company’s statutory auditor. The report of the statutory auditor for the period ended June 30, 2024, is an integral part of these interim separated financial statements.